08005210

FOSTER'S
GROUP

SEC
Mail Processing
Section
OCT 03 2008
Washington, DC
101

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Dividend Reinvestment Plan – Calculation Period"

Released: 8 September 2008

SUPPL

Pages: 2
(including this page)

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dw 10/7

FOSTER'S GROUP

8 September 2008

DIVIDEND REINVESTMENT PLAN – CALCULATION PERIOD

On 26 August 2008, Foster's Group Limited (Foster's) declared a fully franked final dividend of 14.25 cents per share. The dividend is payable 7 October 2008 for ordinary shareholders on the registry as at the close of business on 8 September 2008 (Record Date).

Foster's wishes to advise that, in accordance with the rules of the Dividend Reinvestment Plan (DRP), the Calculation Period for the DRP in respect of the final dividend is for a period of 8 trading days commencing on 10 September 2008.

Foster's expects that shares allocated under the DRP will be purchased on-market, and the Company has engaged a broker to assist it to undertake the purchases.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END